                                                                A. M. Castle & Co.                  .

Larry A. Boik
Vice President-Finance & CFO

December 6, 2006

Mr. Carl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-7010

Re: A. M. Castle & Co.
File No. 1-5415

Dear Mr. Hiller:

This letter responds to your letter of November 21, 2006 relating to A. M. Castle & Co.’s (“Company” or “we”) Form 10-K filing for the fiscal year ended December 31, 2005, filed on March 31, 2006 (the Form 10-K) and Form 8-K/A filed on November 7, 2006 and is in furtherance of our telephone conversation of November 29, 2006.

This letter supplements our letter of October 4, 2006 to provide additional information and to address each of the comments in your November 21st letter.

Comment Responses
Our responses to the comments in your letter are identified by the same paragraph numbers used in your letter.

1. Please submit your letter of correspondence with us dated October 4, 2006 on EDGAR.

The October 4th letter was posted and accepted on EDGAR on November 30, 2006.

2. We understand from your response to prior comment 3 that you will be completing the consent from your auditors originally attached to the Form 10-K without identifying information and filing an amendment to your report to include the consent.

On December 5, 2006 the Company filed its Form 10-K/A to include the consent with identifying information.

3400 North Wolf Road, Franklin Park, Illinois 60131
(847) 359-2576 Fax (847) 455-6930
Email: lboik@amcastle.com

3. We have read your response to prior comment 1, indication you believe that because you do not have a manufacturing operation, it is appropriate to exclude from your computations of gross margin all depreciation and amortization, as well as all costs of warehousing personnel, processing, and shipping and handling expenses. Please further explain to us how you have found the method described permissible relative to the guidance in paragraph 5A, Chapter 4, of ARB 43, stating “The exclusion of all overheads from inventory costs does not constitute an accepted accounting procedure.” Please submit a schedule quantifying the amounts attributable to each of these items, and the amounts billed to customers for shipping and handling, for each period presented.

While the bulk of our sales do not involve processing as we discussed in our telephone conversation, Castle does not exclude all overheads from its inventory costs. Inbound freight from suppliers is capitalized, and for materials that we heat-treat and hence, change the physical characteristics, we capitalize the processing costs in inventory and include in our cost of material sold as title passes to our customers.

Further, as a distributor our main costs are associated with receiving bulk items, their storage, and picking and shipping discrete quantities of inventory. The costs of picking and shipping the material are expensed in the period that the sale occurs. We found this method permissible in the guidance of paragraph 5A, Chapter 4, of ARB 43, where it states that “Unallocated overheads are recognized as an expense in the period in which they are incurred. Other items such as abnormal freight, handling costs, and amounts of wasted materials (spoilage) require treatment as current period charges rather than as a portion of the inventory cost.”

In addition, EITF 00-10 paragraph 6 states that “If shipping costs or handling costs are significant and are not included in cost of sales (that is, if those costs are accounted for together or separately on other income statement line items), a company should disclose both the amount(s) of such costs and the line item(s) on the income statement that include them.” We follow this requirement in our discussion of principal accounting policies included in the footnotes to the financial statements. For clarity, plant and delivery expense is the operating expense line item where these costs are included.

As requested, a schedule, quantifying the amounts attributable to each of the items listed in your comment, and the amounts billed to customers for shipping and handling, for each period presented in our Form 10-K, is included as Attachment “A” to this letter.

In connection with this response we have also noted (i) reference to similar comments raised by the SEC with another company in the steel service center industry, Olympic Steel, Inc. (Ticker symbol: ZEUS; see CORRESP filing in EDGAR dated September 15, 2005), which led to a change in their financial statement presentation to eliminate the gross margin line item from their Statement of Operations, and (ii) that Reliance Steel & Aluminum Co., also a steel service center, presents its financial statements in a similar fashion. While we believe that our current presentation is in compliance with accounting principles generally accepted in the United States of America, including Regulation S-K, and paragraph 5A, Chapter 4 of ARB 43, the Company is willing to prospectively eliminate the Gross Material Margin line item in its Statement of Operations presentation to be consistent with these competitors and to bring this matter to a conclusion prior to the preparation of our Annual Report for the year ending December 31, 2006. Consistent with the presentation by these other companies in the steel service center industry, the Company will continue to present gross material margin in its selected quarterly data and in the Management’s Discussion and Analysis section of its Form 10-K, along with a description that clearly defines the components of gross material margin.

4. Given that you completed your acquisition on September 5, 2006, please explain the tentative characterization of consideration paid in your statements under Note 1 - Description of Transaction and Note 2 - Pro Forma Adjustments, points (b) and (h), and the manner by which you determined adjustments and disclosures related to interest expense were factually supportable under these conditions. Also note that the pro forma adjustments you describe under points (c) and (e) are not typical of those ordinarily permissible under Rule 11-02(b)(6) of Regulation S-X. Disclosure of items not meeting all criteria should be limited to the narrative.

The tentative characterization of consideration paid in Note 1, and Note 2 points (b) and (h), relates to the fact that the purchase agreement for the acquisition contains a working capital adjustment that will change the final purchase price and therefore the debt associated with the transaction. The pro forma financial statements presented are as of June 30, 2006, at which time, the then working capital resulted in a purchase price different from the initial consideration paid to the Sellers on September 5, 2006 when the preliminary working capital amount was lower than the working capital on June 30, 2006. The ultimate purchase price and total debt associated with the transaction, based on the final working capital adjustment, will not be finalized until subsequent to the date we were required to file the pro forma financial statements in our Form 8K filing, thus the tentative characterization of consideration paid. Additionally the interest rate in our debt agreement used to finance the acquisition is tied to certain economic market indices which will vary over time and are outside the company’s control. We have based the interest expense included in the pro forma financial statements on the level of debt associated with the purchase price assumed in the pro forma financial statements as described in Note 2, point (h).

The pro forma adjustments described in Note 2, points (c) and (e), relate to a management fee that was annually assessed to Transtar Metals Holdings, Inc, a subsidiary of the acquired company, Transtar Intermediate Holdings #2, Inc., by its former owners. This management fee ceased upon the acquisition of Transtar Intermediate Holdings # 2, Inc. by A.M. Castle & Co. The Company will not impose any such similar fee in the future. Additionally, since Transtar Intermediate Holdings #2, Inc. was a private company which did not have to meet the requirements of the Sarbanes-Oxley Act of 2002 (the “Act”) additional one time expense will be incurred documenting and assessing internal controls for Section 404 purposes, as required under the Act. The amount of this pro forma adjustment is supported by a quote from an independent consulting firm, the David Lewis Company, whose services have already been engaged by the Company. Rule 11-02(b)(6) of Regulation S-X indicates that pro forma adjustments “shall include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable.” We believe the adjustments described in Note 2, points (c) and (e) meet this definition as such management fee will not continue post-acquisition and the additional costs described in point (e) are the direct result of the acquisition transaction as the acquiring company is an SEC registrant. Further we note that the net impact of these two adjustments has no impact on the 2005 pro forma financial statements as the two items exactly offset one another, and the impact on the six month pro forma financial statements is a reduction of pre-tax income by approximately $700,000, or approximately 1.3%.

Finally, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Commission wishes further explanation or information regarding the above please do not hesitate to contact the undersigned.

Sincerely,

/s/ Lawrence A. Boik
Lawrence A. Boik
Vice President & Chief Financial Officer

LAB:kar
cc: Ms. Tracie Towner, United States Securities and Exchange Commission

Schedule - Attachment A

The schedules listed below are in response to the SEC's request to provide a breakdown of the plant and delivery expense line item from the statement of operations included in the Company's Form 10K filing. We were also asked to break out our processing expenses, however, the Company does not have the means to reasonably record or track those costs separately without undue effort and related cost. Processing costs are included in the Warehousing line item, along with costs for receiving, picking, storage and facility and equipment maintenance.

(dollars in thousands)
	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2005	2004	2003

Delivery Revenue	$23,942	$20,578	$17,345

Depreciation and Amortization	$9,340	$8,751	$8,840

Warehousing	$79,301	$70,867	$66,433
Shipping & Handling	$29,126	$24,362	$20,621
Plant & Delivery Expense	$108,427	$95,229	$87,054